Exhibit 99.1

ASX ANNOUNCEMENT

13 April 2012

Genetic Technologies’ Subsidiary Update

ImmunAid Secures Cornerstone Funding

Melbourne, Australia; 13 April 2012: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE), is pleased to announce that ImmunAid Pty. Ltd., its privately held subsidiary, has successfully obtained A$1 million in a private placement from US, European and Australian sophisticated investors.  This financing provides sufficient resources to enable the company to advance its novel approach to cancer therapy by the timely reversal of immune system suppression via its unique “on/off” technology.

In return for their A$1 million investment, the incoming investors have secured a 10% interest in ImmunAid Pty. Ltd.  The pricing of this financing round, participated in by independent, arm’s-length parties, places a value on Genetic Technologies’ stake in ImmunAid of in excess of $4.5 million.

“We are extremely satisfied with this outcome for ImmunAid as this financing enables the company to facilitate further exploration of its novel immune cycling technology.  In parallel, Genetic Technologies’ choice not to participate in this placement was made in accordance with our corporate mandate to focus on building the BREVAGen™ franchise, managing the IP out-licensing program, and assessing new business opportunities,” said Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.

ImmunAid was founded to explore the concept developed by inventor Martin Ashdown that the immune system switches itself “on and off” in a continuous, repeating cycle in patients with chronic infections and diseases, such as HIV; and that timely treatment is critical to more effectively support the body’s own efforts to fight off such disease.  Subsequently, Ashdown expanded his concept to include cancer, autoimmune and several degenerative diseases.

ImmunAid Pty. Ltd. will use the proceeds from the financing to progress and secure further patents and to support human and animal trials directed at validating applications of the technology.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375 3340 Ext. 103
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and is subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040